EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CORPORATION
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$4,142	$3,668	$3,832	$3,636	$3,204
Fixed charges	2,205	2,170	1,859	1,871	1,886
Distributed income of equity investees	16	30	104	136	109
Deduct:
Interest capitalized	4	10	18	7	8
Total earnings	$6,359	$5,858	$5,777	$5,636	$5,191

Fixed charges:
Interest on debt, including capitalized portions	$2,104	$2,066	$1,733	$1,733	$1,760
Estimate of interest within rental expense	101	104	126	138	126
Total fixed charges	$2,205	$2,170	$1,859	$1,871	$1,886
Ratio of earnings to fixed charges	2.9	2.7	3.1	3.0	2.8
(a)    Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.